

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2022

Corey Ashton Walters
Chief Executive Officer
Here Collection LLC
1111 Brickell Ave, 10th Floor
Miami, FL 33131

> **Re: Here Collection LLC**
> **Offering Statement on Form 1-A**
> **Post-Qualification Amendment No. 1**
> **Filed March 14, 2022**
> **File No. 024-11750**

Dear Mr. Walters:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-Qualification Amendment No. 1 filed March 14, 2022

General

1. We note that Here Acquisitions acquired the Largo Property on July 29, 2021, made renovations to the property, and first listed the property for vacation rental on August 12, 2021. As it appears that the Largo Property has rental operations that exceed three months, please tell us how you determined it was unnecessary to provide historical financial statements for this property. Alternatively, please revise your offering circular to include such financial statements. Refer to Part F/S of Form 1-A for financial statements requirements.

2.   Please tell us how you determined it was unnecessary to present pro forma financial information for the expected acquisitions of the Largo property and the Big Bear Property. Alternatively, revise your filing to include such information. Reference is made to Rule 8-05 of Regulation S-X.

<u>Summary, page 2</u>

3.   Please revise the narrative disclosure accompanying the organizational chart to explain the timing, mechanics, sourcing and costs of properties to be held by each Series. In this regard, we note the statement on page 2 that "owners of a Series Interest in a Series will only have assets, liabilities, profits and losses pertaining to the specific Underlying Assets owned by that Series." Please reconcile with what appear to be significant qualifications, such as (1) the provision in Section 5 of the Property Management Agreement that the Series will indemnify the manager and (2) the statement on page 5 that certain fees, costs and expenses incurred by the company will be borne by the several Series and that "a Series may bear a proportion of the fees, costs and expenses for a service or product for which another Series received a disproportionately high benefit." With respect to the costs, please include a summary of all fees to be reimbursed or paid to the manager and others, including the Sourcing Fee, Property Management Fee, $25,000 and other fees to Dalmore, etc. Explain how the Sourcing Fee and other amounts paid to related parties are calculated, including any markups, and the extent to which costs and fees may be higher than available from unaffiliated third parties.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jennifer Monick at 202-551-3295 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Heidi Mortensen